UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
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         Central and South West  Corporation  ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from July 1, 1998 through September 30, 1998 (the "Reporting Period"):
         1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

CSW
System                Money Pool     Short-Term         Total          SEC
Company   Date        Borrowings     Borrowings (1)     Borrowings     Limit

CPL       09/09/98  $174,736,163           -          $174,736,163  $600,000,000
PSO       09/01/98    25,524,633           -            25,524,633   300,000,000
SWEPCO    07/01/98    56,881,435           -            56,881,435   250,000,000
WTU       07/07/98     9,560,768           -             9,560,768   165,000,000
CSWS      07/07/98   105,197,238           -           105,197,238   210,000,000
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(1) Pursuant to the External Program authorized in this file.

         2. During the Reporting Period the weighted average interest rate for borrowings through the Money Pool was 5.82%.
         3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


         Total         CSW           CSW           Total CSW
         Subsidiary    Loans to      Corporation    Short-Term    SEC
Date     Borrowings    Money Pool    Borrowings     Borrowings    Limit
07/07/98 $315,365,000  $315,365,000  $437,863,000   $753,228,000  $2,500,000,000

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



         DATED:   October 29, 1998



                         CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         PUBLIC SERVICE COMPANY OF OKLAHOMA
                         SOUTHWESTERN ELECTRIC POWER COMPANY
                         WEST TEXAS UTILITIES COMPANY
                         CENTRAL AND SOUTH WEST SERVICES, INC.

                         BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /s/ Lawrence B. Connors
                             Lawrence B. Connors
                             Controller